[Coffee Holding Letterhead]

November 30, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Reynolds

RE:	Coffee Holding Co., Inc.
Form 10-K for the Fiscal Year Ended October 31, 2009 Filed January 28, 2010
File No. 1-32491

Dear Mr. Reynolds:

The following are responses to the letter of comment dated October 29, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  To assist the Staff’s review, the responses are numbered to correspond to the numbered paragraphs in the Staff’s letter of comment.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 8. Financial Statements and Supplementary Data, page 27

Notes to Consolidated Financial Statements. page F-9

1.
We note that you operate in one segment. We further note on pages one and five that wholesale green coffee, private label coffee, and branded coffee are your core product categories, and on page nine that these are also the three areas you compete in. Please tell us the operating segment(s) that you have identified and in accordance with FASB ASC 280-10-50-1. Also further describe to us the factors used in your conclusion that you have one reportable segment, including your consideration of the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12, as applicable.

John Reynolds	November 30, 2010

In assessing FASB ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c. Its discrete financial information is available.

The wholesale green, private label, and branded coffee product categories (“product lines”) of the Company generate revenues and cost of sales individually but incur selling, general and administrative expenses as a one reportable segment. The gross margins of each product line are reviewed by the chief operating decision maker (CODM) and decisions about resources are allocated to one segment.   Additionally, there are no segment managers and discrete financial information (profit and loss statement) is not available for these product lines.  Therefore, the product lines do not meet all of the characteristics of ASC 280-10-50-1 and the Company has concluded that it has one reportable segment.

The Company’s product portfolio is used in one business (the processed & packaged goods industry, and primarily within the consumer goods sector) and it operates and competes in one business activity and economic environment. The three operating segments share customers, manufacturing resources, sales channels, and marketing support. For financial reporting purposes, the Company believes that its conclusion that the three operating segments should be aggregated into a single reporting segment is consistent with the basic principles of ASC 280.

Note 2 — Summary of Significant Accounting Policies, page F-9

2.	Please tell us and describe in future filings what the commodities held at broker represent.

The Company acknowledges the Staff’s comment and the disclosure under the significant accounting policy regarding Commodities at Note 2 will be revised in future filings as set forth below:

John Reynolds	November 30, 2010

 “Commodities held at broker represent the market value of the company’s trading account, which consists of cash and future and option contracts for coffee held with Morgan Stanley Smith Barney.”

Income Taxes, page F-11

3.
We note that you currently have no federal or state tax examinations in progress. Please tell us and describe in future filings the tax years that remain subject to examination by major tax jurisdictions as required by ASC 740-10-50-15(e).

The Company acknowledges the Staff’s comment and the following disclosure will be added to Note 7 - Income Taxes:

“The Company files a U.S. federal income tax return and California, Colorado, New Jersey, New York and Oregon state tax returns. The Company’s federal income tax return is no longer subject to examination by the federal taxing authority for years before fiscal 2007. The Company’s California, Colorado and New Jersey income tax returns are no longer subject to examination by their respective taxing authorities for the years before fiscal 2006.  The Company’s Oregon and New York income tax returns are no longer subject to examination by their respective taxing authorities for the years before fiscal 2007.”

Revenue Recognition, page F-12

4.
We note that you generally recognize revenue at the time of shipment. We further note that you seek reimbursement from the shipper if a customer claims receipt of damaged goods. Please explain to us how you determined that the risk of ownership transfers at the time of shipment. In that regard, it appears to us that you have a standard practice of replacing goods that are damaged in transit which would cause the risks and rewards of ownership to remain with you until the goods are delivered to the customer.

The Company has determined that the risk of ownership transfers to its customers upon the shipper taking possession of the goods at the time of shipment because i) title passes in accordance with the terms of its purchase orders and customer agreements (F.O.B shipping point), ii) any risk of loss is covered by the customers insurance, iii) there is persuasive evidence of a sales arrangement, iv) the sales price is determinable and v) collection of the resulting receivable is  reasonably assured.  Thus, revenue is recognized at the point of shipment to its customers.

John Reynolds	November 30, 2010

The Company does not accept return for damaged goods as the customer takes possession at point of shipment.  In the event that a customer claims receipt of damaged goods, the Company files a claim for reimbursement from the shipper acting as an agent on behalf of the customer. The Company is not obligated or required to act as the agent on behalf of its customers to file these claims but has made the business decision to do so as a convenience to its customers. The damaged goods that were damaged in transit have historically been immaterial supported by the fact that it resulted in reshipments of $13,000 for the year ended October 31, 2009. The Company expects this trend to continue in the future. The shipper keeps the damaged shipment of goods.  The Company will then ship a completely new order to the customer once a claim has been filed.

5.
We note that returns and allowances are recorded when a customer claims receipt of damaged goods and are included in the determination of net sales. Please tell us if you estimate and recognize returns and allowances at the time of sale or if you only recognize returns and allowances when incurred. To the extent that you do not estimate and recognize returns and allowances at the time of sale, please tell us how you considered the requirements of ASC 605-15-25-1 to 25-4.

The Company noted there are two types of returns. In the event that the Company ships an incorrect order or has returns for short dated product, they will accept those items back as returns as incurred. The Company does not accept returns for damaged goods, as disclosed in detail in comment 4. The Company considers incorrect orders or short dated product type returns to fall under requirements of ASC 605-15-15-2, exchanges by ultimate customers of one item for another of the same kind, quality, and price.  Additionally, these types of returns have historically been immaterial and have occurred infrequently. The Company expects this trend to continue in the future.

For allowances (slotting fees, discounts, volume-based incentives, cooperative advertising), the Company records an estimated accrual for allowances, where possible, at the time of sale.  This accrual is recorded against gross sales and is included in the determination of net sales.

The Company notes that the total returns and allowances for year ended October 31, 2009 was less than 1% of net sales.

Part III, page 29

John Reynolds	November 30, 2010

Item 10. Directors, Executive Officers and Corporate Governance, page 29 Incorporated by reference from the Company’s Schedule 14A filed March 1, 2010

6.
Future filings should briefly describe the leadership structure of the company’s board, such as whether the same person serves as both principal executive officer and chairman of board. This disclosure should indicate why the company has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the company. See Item 407(h) of Regulation S-K. Please provide draft disclosure in response to this comment.

The Company acknowledges the Staff’s comment and the disclosure set forth below will be added to the Company’s future filings:

“Andrew Gordon serves as both our principal executive officer and chairman at the pleasure of the Board. The directors have determined that Mr. Gordon’s experience in our industry and in corporate transactions, and his personal commitment to Coffee Holding as an investor, and employee, make him uniquely qualified to supervise our operations and to execute our business strategies. The Board is also cognizant of Coffee Holding’s relatively small size compared to its publicly traded competitors. Management’s activities are monitored by standing committees of the Board, principally the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committees. Each of these committees are comprised solely of independent directors. For these reasons, the directors deem this leadership structure appropriate for us. The independent directors select one independent director to serve as the presiding director at the executive session of the Board, which are held without non-independent directors.  However, the Board has not designated a lead independent director.”

Item 11. Executive Compensation, page 29

7.
We note the reference on page 14 of the Definitive Schedule 14A filed March 1, 2010 to long-term incentives, including “stock options, deferred compensation and fringe benefits.” Please advise why you do not provide the table required by Item 402(p) of Regulation S-K.

The Company acknowledges the Staff’s comment and here by informs the Staff that the named executive officers of the Company do not hold any options and therefore, the table required by Item 402(p) of Regulation S-K has not been provided.  In addition, the Company will revise the disclosure in its future filings to remove the reference options.

8.
In future filings, please provide the disclosure required by Item 401(e)(1) of Regulation S-K. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company’s business and structure. Please provide draft disclosure in response to this comment.

John Reynolds	November 30, 2010

The Company acknowledges the Staff’s comment and the disclosure set forth below will be added to the end of the biography for the respective director in the Company’s future filings:

Gerard DeCapua

“We believe that Mr. DeCapua’s legal and business expertise, including his background as a lawyer, give him the qualifications and skills to serve as a director.”

Daniel Dwyer

“We believe that Mr. Dwyer’s industry and business expertise give him the qualifications and skills to serve as a director.”

Andrew Gordon

“We believe that Mr. Gordon’s industry and business expertise give him the qualifications and skills to serve as a director.”

David Gordon

“We believe that Mr. Gordon’s industry and business expertise give him the qualifications and skills to serve as a director.”

Barry Knepper

“We believe that Mr. Knepper’s diversified financial, accounting and business expertise, including his extensive background in accounting, give him the qualifications and skills to serve as a director.”

John Rotelli

“We believe that Mr. Rotelli’s industry and business expertise give him the qualifications and skills to serve as a director.”

Robert M. Williams

“We believe that Mr. Williams’s industry and business expertise give him the qualifications and skills to serve as a director.”

John Reynolds	November 30, 2010

Part IV, page 30

List of Exhibits, page 30

9.
Please file the joint venture agreement with Caruso’s Coffee, Inc. or tell us why it is not required to be filed. Similarly, please file the licensing agreement with Entenmann’s Products, Inc. and continuing contracts or arrangements with material customers, or advise.

The Company acknowledges the Staff’s comment and hereby informs the Staff that the Company has not filed the joint venture agreement with Caruso’s Coffee, Inc. since the Company does not believe that such agreement is material to the Company.  During each of the fiscal years ended October 31, 2009 and October 31, 2010, revenues generated under the joint venture agreement with Caruso’s represented less than 2% of the Company’s total revenues for such periods.  The Company will file the license agreement with Entenmann’s Products and Amendment No. 1 with its Annual Report on Form 10-K for the fiscal year ended October 31, 2010.  There are no other material contracts or arrangements.

Form 10-Q for the Fiscal Quarter Ended July 31, 2010

Notes to Condensed Consolidated Financial Statements, page 5

10.
We note that the prepaid green coffee balance of S1,656,300 is approximately eight percent of your total assets at July 31, 2010. Please tell us what this line item represents. Also confirm that you will include accounting policy footnote disclosure for prepaid green coffee in future filings, as applicable, and provide us with the text of your proposed footnote disclosure to be included in future filings.

The Company acknowledges the Staff’s comment and the following disclosures will be added as a new note under the Company’s accounting policies and as a new footnote for prepaid coffee will be updated for future periods:

Accounting Policy

“The Company records advance payments towards the purchase of future green coffee from coffee growing cooperatives as a prepaid coffee expense.”

“Note X – PREPAID COFFEE:

Prepaid coffee is an item that emanates from our wholly owned subsidiary Organic Products Trading Co., LLC.  The balance represents advance payments made by our subsidiary to several coffee growing cooperatives for the purchase of green coffee. The prepaid coffee balance at July 31, 2010 was $1,656,300 and zero at December 31, 2009.”

John Reynolds	November 30, 2010

This will confirm that the Company understands that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (718) 832-0800 or Steven Skolnick of Lowenstein Sandler PC, our outside counsel, at 973-597-2476.

Very truly yours,

/s/ Andrew Gordon
Andrew Gordon

cc: Steven M. Skolnick, Esq.